UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Embraer Meets Aircraft Delivery Guidance for 2013, with 90 Commercial and 119 Executive Jets

São José dos Campos, Brazil, January 15, 2014 – Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 32 commercial and 53 business jets during the fourth quarter of 2013 (4Q13), thus closing out the year with 90 airplanes delivered to the airline market and 119 to executive aviation, that is, 90 light and 29 large jets. Therefore, Embraer met the estimated aircraft delivery guidance proposed for 2013, for both commercial jets and executive jets from the light and large categories. At the end of the year, the firm order backlog stood at USD 18.2 billion.

Deliveries by Segment	4Q13		2013
Commercial Aviation	32		90
EMBRAER 170 (E170)	1		4
EMBRAER 175 (E175)	12		24
EMBRAER 190 (E190)	14		45
EMBRAER 195 (E195)	5		17

Executive Aviation	53	*	119
Light jets	38		90
Large jets	15		29

TOTAL	85		209

*	8 Phenom 100, 30 Phenom 300, 12 Legacy 650, 3 Lineage 1000

The main highlight of the quarter was the signing of a contract with American Airlines, Inc. for 60 E175 jets, with options to buy an additional 90 jets of the same model.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Backlog – Commercial Aviation (December 31, 2013)

Model	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	188	26	187	1
E175	375	472	187	188
E190	569	169	496	73
E195	145	22	128	17
E175-E2	100	100	0	100
E190-E2	25	25	0	25
E195-E2	25	25	0	25

TOTAL	1,427	839	998	429

Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @EmbraerSA

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Firm Order Portfolio

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	188	187	1

Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	15	14	1
Jetscape (USA)	1	1	—
LOT Polish (Poland)	6	6	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

*	Aircraft delivered by ECC Leasing: one to Cirrus, two to Paramount,one to Satena and two to Gulf Air

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	375	187	188

Air Canada (Canada)	15	15	—
Aldus (Ireland)	5	—	5
ECC Leasing (Ireland)	1	1	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	60	—	60
CIT (USA)	4	4	—
Flybe (UK)	35	11	24
GECAS (USA)	5	5	—
Jetscape (USA)	4	4	—
LOT Polish (Poland)	12	12	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	101	73	28
Royal Jordanian (Jordan)	2	2	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	30	—	30
Skywest (USA)	40	—	40
Suzuyo (Japan)	5	4	1

Undisclosed	—	—	—

*	Aircraft delivered by ECC Leasing: one to Air Caraibes

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	569	496	73

Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Aldus (Ireland)	15	—	15
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadeloupe)	1	1	—
Air Costa (India)	1	—	1
Air Lease (USA)	23	23	—
Air Moldova (Moldova)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	8	1
BOC Aviation (Singapore)	14	6	8
Conviasa (Venezuela)	13	13	—
China Southern (China)	20	20	—
CIT (USA)	7	2	5
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	26	1
Hainan (China)	50	50	—
Hebei (China)	7	5	2
JetBlue (USA)	88	64	24
Jetscape (USA)	7	7	—
Kenya Airways (Kenia)	10	10	—
KLM (Netherlands)	22	22	—
KunPeng (China)	5	5	—
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAS Air (Saudi Arabia)	10	3	7
NIKI (Áustria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Austrália (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Undisclosed	8	—	8

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	145	128	17

Aurigny (Guernsey)	1	—	1
Azul (Brazil)	59	45	14
Belavia (Belarus)	2	—	2
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Jetscape (USA)	2	2	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
Royal Jordanian (Jordanian)	2	2	—
Trip (Brazil)	1	1	—

Swiss (Switzerland)	—	—	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 175-E2	100	—	100

Skywest (USA)	100	—	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	25	—	25

ILFC (USA)	25	—	25

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	25	—	25

ILFC (USA)	25	—	25

Aircraft delivered by ECC Leasing (included in the previous tables)

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	—

EMBRAER 170	6	6	—

Cirrus (Germany)	1	1	—
Paramount (India)	2	2	—
Satena (Colombia)	1	1	—
Gulf Air (Bahrain)	2	2	—

EMBRAER 175	1	1	—

Air Caraibes (Guadeloupe)	1	1	—

EMBRAER 190	1	1	—

JetBlue (USA)	1	1	—

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific

Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 99724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Robert Stangarone rstangarone@embraer.com Cell: +1 954 260 9939 Tel.: +1 954 359 3101 Fax: +1 954 359 4755	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 138 1191 8053 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac Nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer